Net debt breakdown - Unaudited €B Exhibit 99.3 Mar. 31, ‘18 June 30, ‘18 Cons. Ind. Fin. Cons. Ind. Fin. 16.2 13.4 2.8 Gross Debt (*) 16.4 13.5 2.9 (0.4) (0.4) - Fin. Receiv. from Fin.Co. JV (0.3) (0.3) - (0.2) (0.2) 0.0 Derivatives M-to-M, Net (0.3) (0.3) (0.0) (11.8) (11.6) (0.2) Cash & marketable securities (13.5) (13.3) (0.2) 3.9 1.3 2.6 Net debt /(cash) 2.2 (0.5) 2.7 (*): net of Intersegment receivables Note: Numbers may not add due to rounding Q2 2018 Results Q2 2018 Additional Information: Debt July 25, 2018 1

Gross debt breakdown - Unaudited € B Outstanding Outstanding Mar. 31, ’18 June 30, ’18 15.9 Cash maturities 15.9 6.7 Bank debt 6.6 8.5 Capital market debt 8.7 0.7 Other debt 0.7 0.4 Asset-backed financing 0.5 (0.1) Accruals (0.0) 16.2 Gross Debt 16.4 (0.4) Fin. Receiv. from Fin.Co. JV (0.3) 15.9 Gross debt (net of Fin. Receiv. from Fin.Co. JV) 16.1 (11.8) Cash & marketable securities (13.5) (0.2) Derivatives (assets)/liabilities (0.3) 3.9 Net debt 2.2 7.6 Undrawn committed revolving facilities 7.6 Note: Numbers may not add due to rounding Q2 2018 Results Q2 2018 Additional Information: Debt July 25, 2018 2

Debt maturity schedule - Unaudited €B Outstanding June 30, ‘18 6M 2018 2019 2020 2021 2022 Beyond 6.6 Bank debt 3.5 1.2 0.7 0,4 0.3 0.5 8.7 Capital market debt 0.7 1.7 1.3 1.0 1.4 2.5 0.7 Other debt 0.4 0.1 0.1 0.0 0.0 0.1 15.9 Total cash maturities * 4.6 3.1 2.1 1.4 1.7 3.1 13.5 Cash and marketable securities 7.6 Undrawn committed revolving facilities 21.2 Total available liquidity Sale of receivables (IFRS de-recognition 9.0 compliant) of which receivables sold to financial 5.6 services JVs (FCA Bank) Note: Numbers may not add due to rounding * Excludes accruals and Asset backed financing (€ 0.5B in June 2018). Total Debt vs Third Parties € 16.4B Q2 2018 Results Q2 2018 Additional Information: Debt July 25, 2018 3